UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 0-31847

LAWRENCE FINANCIAL HOLDINGS, INC.
(Exact Name of Registrant as specified in its charter)

311 South Fifth Street,
Ironton, Ohio 45638
(740) 532-0263
(Address, including zip code, and telephone number
including area code of Registrant’s
principal executive offices)

Common Stock, $.01 par value
(Title of each class of securities covered by this form)

None
(Titles of all other classes of securities for which a duty
to file reports under section 13(a) or 15(d) remains)

        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) Rule 12g-4(a)(1)(ii) Rule 12g-4(a)(2)(i) Rule 12g-4(a)(2)(ii) Rule 12h-3(b)(1)(i)	☒ ☐ ☐ ☐ ☒	Rule 12h-3(b)(1)(ii) Rule 12h-3(b)(2)(i) Rule 12h-3(b)(2)(ii) Rule 15d-6	☐ ☐ ☐ ☐

        Approximate number of holders of record as of the certification or notice date: None

        Pursuant to the requirements of the Securities Exchange Act of 1934, Lawrence Financial Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 2, 2005	OAK HILL FINANCIAL, INC. successor issuer to Lawrence Financial Holdings, Inc. By: /s/ Ron J. Copher Ron J. Copher